NORDICUS PARTNERS CORPORATION

3651 Lindell Road

Suite D565

Las Vegas, NV 8910352

November 13, 2023

Via Edgar Correspondence

Jennie Beysolow, Esq.

Staff Attorney

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nordicus Partners Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed October 24, 2023
File No. 333-274588

Dear Ms. Beysolow:

Nordicus Partners Corporation (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 7, 2023, with respect to Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form S-1 (File No. 333-274588) that was submitted to the Commission on September 19, 2023 and amended by Amendment No. 1 filed on October 24, 2023 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Amendment No. 1 to Registration Statement on Form S-1 filed October 24, 2023

Cover page

1. We note your response to prior comment 2. Please revise your disclosure here, as you do in your Plan of Distribution, to state that the selling stockholders “are” underwriters within the meaning of Section 2(a)(11) of the Securities Act.

Response: We have revised our disclosure to state on the cover page of the prospectus that the selling stockholders are underwriters within the meaning of Section 2(a)(11) of the Securities Act.

Jennie Beysolow, Esq.

November 13, 2023

2. We note your response to prior comment 3 and reissue. Please revise here to disclose, as you do in your response that Tom Glaesner Larsen is the selling security holder who, with Mr. Rouf, beneficially owns approximately 55% of your outstanding shares of common stock and will have voting control over all matters submitted to the holders of your common stock for approval.

Response: We have revised our disclosure to state on the cover page that Tom Glaesner Larsen is the selling security holder who, with Mr. Rouf, beneficially owns approximately 55% of our outstanding shares of common stock and will have voting control over all matters submitted to the holders of our common stock for approval.

Plan of Distribution, page 41

3. We note your response to prior comment 1 and reissue. Your disclosure on page 41 continues to state that “[t]he Selling Stockholders may offer and sell the common stock registered pursuant to this prospectus at a fixed price…” Please clarify that the selling stockholders will sell at a fixed price.

Response: We have revised our disclosure to make clear that the Selling Stockholders will sell at a fixed price should they decide to sell their shares.

Notes to Unaudited Consolidated Financial Statements for the Quarterly Period Ended June 30, 2023

Note 1 - Organization and Description of Business, page F-18

4. We note the changes you made in response to comment 7. For clarity, please make similar revisions to note 1 of your interim period financial statements on page F-18. Also, in the next to last paragraph of note 1 to the annual financial statements you state “Pursuant to the Contribution Agreement ... conveyed to us all right ... to (100%) of our (emphasis added) issued and outstanding capital stock ....” It appears “our” should be “Nordicus Partners A/S.” Please revise or advise.

Response: We have revised our disclosure to make the revisions to note 1 of our interim period financial statements on page F-8 to repeat the language on page 4 of our Company overview discussion to clarify that Nordicus Partners A/S became our wholly-owned subsidiary through the sale to us by the three selling shareholders of Nordicus Partners A/S to us of 100% of the issued and outstanding shares of Nordicus Partners A/S in exchange for 2,500,000 shares of our shares of common stock.

Exhibits

5. Please file an updated consent of your independent public accountants as exhibit 23 to this filing.

Response: We have amended our exhibits to update the consent of our independent public accountants in Exhibit 23.

Jennie Beysolow, Esq.

November 13, 2023

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at hr@nordicuspartners.com.

Sincerely,

/s/ Henrik Rouf

Henrik Rouf

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC

Encl.